UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41987

U-BX Technology Ltd.

(Exact name of registrant as specified in its charter)

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

(Address of principal executive offices)

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

Information Contained in this Form 6-K Report

APPLICATION OF HOME COUNTRY PRACTICE RULES

This current report on Form 6-K is being filed to disclose that U-BX Technology Ltd. (the “Company”) has elected to rely on the home country practice exemption under Nasdaq Listing Rule 5615(a)(3) with respect to the following matters:.

As a company incorporated in the Cayman Islands that is listed on the Nasdaq Capital Market (“Nasdaq”), the Company is subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer to follow its home country corporate governance practices in lieu of certain Nasdaq corporate governance requirements. Pursuant to the home country practice exemption set forth under Nasdaq Marketplace Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, the Company elected to be exempted from the requirements as follows:

(i)	Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company;

(ii)	Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company that will result in a change of control of the company;

(iii)	Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; and

(iv)	Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein.

The Company's Cayman Islands counsel, Ogier, has provided a letter, as required by The Nasdaq Stock Market, certifying that, under Cayman Islands law and the Company’s currently effective memorandum and articles of association, the Company is not prohibited from adopting the governance practice as discussed above. A copy of the home country rule exemption letter from the Company’s Cayman Islands counsel is attached hereto as Exhibit 99.1.

Except for the foregoing, there are no significant differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of The Nasdaq Stock Market.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Home Country Exemption Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U-BX Technology Ltd.
Date: April 27, 2026
	By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer

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